September 29, 2021

Mr. Raymond Be

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)
Alpha Dog ETF

Dear Mr. Be:

This letter provides the responses of ETF Opportunities Trust (the “Trust”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you recently provided. The comments addressed a Post-Effective Amendment (“PEA”) to the registration statement of the Trust, which was filed on July 20, 2021 under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to register a new series of the Trust, the Alpha Dog ETF (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Prospectus

1.	Comment: Please provide the completed fee table supplementally prior to effectiveness; in addition, please explain in the correspondence filing how the Fund estimated Other Expenses and determined it was a reasonable estimate of the expenses for the current fiscal year.

Response: The Fund’s complete fee table is attached as Exhibit A hereto. Other Expenses have been estimated to be 0.00% for the Fund’s initial fiscal year. This estimate is based on the commitment of the Fund’s investment adviser to pay most of the Fund’s operating expenses out of its management fee.

2.	Comment: Under Principal Investment Strategies, clarify in the disclosure what “improving” means in the sentence “The Adviser’s fundamental analysis includes a bottom-up review for growing companies with improving price to earnings and price to free cash flow ratios and expanding margins.”

Response: The Trust has revised the disclosure to address the comment.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

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3.	Comment: Under Principal Investment Strategies, explain what this sentence means in plain English: “To the extent possible, equities are purchased in pairs of low correlated asset classes, as measured by historical price to free cash flow relationships and comparative technical analysis.”

Response: The Trust has revised the disclosure to address the comment.

4.	Comment: Under Principal Investment Strategies, explain in more detail what the Fund’s options strategy is and discuss the expected magnitude of its role and any relevant risks based on the anticipated use of options.

Response: The Trust has revised the disclosure to address the comment.

5.	Comment: Under Principal Risks – Derivatives Risk, tailor the disclosure regarding the Fund’s use of derivatives specifically to how the Fund expects to be managed and address those strategies that the Fund expects to be the most important means of achieving its objective and that it anticipates will have a significant effect on its performance. The disclosure should not be generic risks associated with each derivative. See Letter from Barry Miller to ICI dated July 30, 2010.

Response: The Trust has revised the disclosure to address the comment.

6.	Comment: Under Principal Risks – New Adviser Risk, if the Adviser does not have experience managing similar strategies in a registered investment company, revise the disclosure to discuss that risk.

Response: The Trust has revised the disclosure to address your comment.

7.	Comment: Does the Fund anticipate investing in investment companies as a principal investment strategy? If so, discuss their use under Principal Investment Strategies. If not, omit Investment Company Risk from the discussion of the Fund’s Principal Risks.

Response: The Fund does not anticipate investing in investment companies as a principal investment strategy and has therefore removed Investment Company Risk from the discussion of the Fund’s Principal Risks.

8.	Comment: The disclosure under Principal Risks – Derivatives Risk states that the Fund may use put and call options on certain volatility-linked exchange-traded products (“ETPs”). If puts or calls on volatility-linked ETPs will be part of the Fund’s principal investment strategies, revise the disclosure to discuss this strategy in greater detail, including the types of volatility-linked ETPs the Fund will invest in.

Response: The Fund does not intend to use put and call options on volatility-linked ETPs as part of its principal investment strategies and has therefore removed the reference to such products under Principal Risks – Derivatives Risk.

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9.	Comment: With respect to the performance disclosed under Adviser’s Prior Performance, represent supplementally that the Adviser or Fund has the records to support the calculation of the performance as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Response: The Adviser has the records to support the calculation of the performance as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

10.	Comment: State that the performance disclosed under Adviser’s Prior Performance contains all accounts that are substantially similar to the Fund.

Response: The Trust respectfully notes that not all accounts that are substantially similar to the Fund need be included. See IM Guidance Update No. 2013-05 (Aug. 2013) n. 20 (See Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996) (“fund may exclude similar accounts from a composite, so long as the exclusion would not cause the composite performance to be misleading”)). Any accounts substantially similar to the Fund that are excluded do not cause the performance presented to be misleading.

11.	Comment: Provide an analysis supplementally of why the Adviser believes that the strategy discussed under Adviser’s Prior Performance is “substantially similar” to the strategy to be used by the Fund.

Response: The Trust respectfully notes that the Commission’s most recent guidance regarding what constitutes a principal strategy of a fund appeared in its 1998 amendments to Form N-1A. Registration Form Used by Open-End Management Investment Companies, Investment Company Act Release No. 23064 (Mar. 13, 1998) [63 FR 13916, 13926 (Mar 23, 1998)]. The Commission stated:

Form N–1A, as amended, requires a fund, when determining whether a strategy is a principal investment strategy, to consider, among other things, the portion of assets that it expects to commit to the strategy, the portion of assets that it expects to place at risk by the strategy, and the likelihood that it will lose some or all of those assets in implementing the strategy.

The Trust respectfully submits that while an option strategy will commit a smaller portion of assets to the relevant strategy than will a cash strategy, the portion of assets that the Trust would expect to place at risk by the strategy would be similar.  In other words, the exposure created by an options strategy would be equivalent to the exposure created by the identical cash strategy despite the fact that the cash strategy would commit a larger portion of assets to the relevant strategy than would the options strategy.  Therefore, the Adviser believes that the strategy illustrated by the prior performance is substantially similar to the strategy to be used by the Fund.

12.	Comment: Disclose under Adviser’s Prior Performance how the prior performance was calculated.

Response: The Trust has revised the disclosure to address the comment.

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13.	Comment: Please provide the prior performance disclosed under Adviser’s Prior Performance as of 12/31/20 and a reasonably current year to date return.

Response: The Trust has revised the disclosure to address the comment.

14.	Comment: Please provide the prior performance disclosed under Adviser’s Prior Performance net of all fees and expenses, not just management fees.

Response: The Trust has revised the disclosure to address the comment.

Statement of Additional Information

15.	Comment: Explain supplementally with a view to disclosure how the Fund’s investment limitation to “not invest more than 25% of the value of its net assets in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries” will relate to the Fund’s strategy to focus on particular sectors at any given time.

Response: The Fund seeks to buy the leading securities of the best performing market sectors and may invest in companies in any economic sector but will not invest more than 25% of the value of its net assets in any one industry or group of industries. The Fund is cognizant of the difference between a sector and an industry. The Trust has revised the disclosure of Sector Risk in the Fund’s prospectus to address the comment by adding disclosure to further clarify that the Fund does not intend to concentrate in any one industry or group of industries.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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Exhibit A

Management Fee(1)	0.90%

Distribution and/or Service (12b-1) Fees Other Expenses(2)	None 0.00%
Acquired Fund Fees and Expenses(2)	0.00%
Total Annual Fund Operating Expenses(1)	0.90%
(1)	Under the Investment Advisory Agreement, Gea Sphere, LLC (the “Adviser”), at its own expense and without reimbursement from the Fund, pays all of the expenses of the Fund, excluding the advisory fees, distribution fees or expenses under a Rule 12b-1 plan (if any), interest expenses, taxes, acquired fund fees and expenses, brokerage commissions and any other portfolio transaction related expenses and fees arising out of transactions effected on behalf of the Fund, credit facility fees and expenses, including interest expenses, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.
(2)	Other Expenses and Acquired Fund Fees and Expenses are estimated for the Fund’s initial fiscal year.

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